LL 05

17009078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-03337

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Albert Fried & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 24th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Alburtus 212-422-7299
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Member's Equity.

[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Albert Fried & Company, LLC

Statement of
Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

AFFIRMATION

I, Thomas Alburtus, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Albert Fried & Company, LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- Fried Business Holdings, LP
- Vineyard Investment Company, LLC
- Buttonwood Racing, LLC
- The Fried Group, LLC

Signature

Chief Financial Officer
Title

Notary Public
02.28.2017

KASHMAIN TANYA WILSON
Notary Public - State of New York
NO. 01WI6248107
Qualified in Queens County
My Commission Expires 09/12/2019

Albert Fried & Company, LLC

Table of contents

December 31, 2016

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2017

Albert Fried & Company, LLC

Statement of Financial Condition

December 31, 2016

ASSETS	
Cash	$ 5,829,824
Cash segregated in compliance with federal regulations	30,350,000
Deposits with clearing organizations	52,512,788
Securities fail to deliver	10,225,338
Securities borrowed	4,479,645,115
Receivable from customers	3,121,116
Receivable from brokers	11,626,468
Securities owned, at fair value	74,369,429
Receivable from member	527,891
Interest receivable from securities borrowed	4,559,370
Other assets	361,037
Total Assets	$ 4,673,128,376
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 756,605
Interest payable on securities loaned	3,909,658
Securities fail to receive	931,505
Securities loaned	4,471,368,928
Payable to customers	23,658,649
Payable to members	91,902,354
Securities sold, not yet purchased, at fair value	19,411,035
Total Liabilities	4,611,938,734
Commitments	
Members' equity	61,189,642
Total Liabilities and Members' Equity	$ 4,673,128,376

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature Business

Albert Fried & Company, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in providing brokerage services. The Company's prime brokerage group provides financing, securities lending and other prime brokerage services. The Company's sales and trading area acts as an agent for institutional clients in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), listed options and as principal for transactions in fixed income securities. The Company self-clears all its customer equity, option and fixed income business through its own account at the Depository Trust Company (DTCC"), National Securities Clearing Corp ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing foreign custodial relationships for clearance and custody of foreign securities. The Company also engages in NYSE floor brokerage, equity research and the proprietary trading of securities as a market maker or for its own investment portfolios.

Additionally, the Company maintains memberships with the New York Stock Exchange ("NYSE"), the NASDAQ Stock Market, the International Securities Exchange ("ISE") and various other exchanges.

The liability of the Members is limited to the capital equity invested in the Company.

2. Summary of Significant Accounting Policies

a. Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

b. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

c. Cash

Cash consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction.

d. Cash Segregated Under Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers.

e. Deposits with Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amount included in securities segregated under federal regulations in the statement of financial condition approximates fair value.

f. Fair Value

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of

the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Derivative Contracts
The fair value of futures derivative contracts are reported as part of open trade equity. The derivative contracts are generally categorized in Level 1 or 2 of the fair value hierarchy. Options are recorded at fair value based on quoted market prices in active markets, including recent market transactions or observable inputs based on quoted market prices.

Securities owned, at fair value and Securities sold, not yet purchased, at fair value
The Company values investments in equity securities and equity securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the valuation date. These investments are classified as Level 1 in the fair value hierarchy and include common stocks, and preferred stock. The Company's policy for securities traded for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short. If no price is available, the security is valued at its fair value determined in good faith by management. Such circumstances would generally result in the security being classified as level 2 or 3 in the fair value hierarchy.

Many investment transactions have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range.

g. Securities borrowed and Securities loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. The value of cash and other collateral generally exceeds the value of the securities borrowed. Likewise with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of the cash collateral advanced or received and adjusted for additional collateral required. Securities borrow income and expense represent primarily the interest income and expense on these outstanding debit and credit balances, respectively on an accrual basis.

h. ***Soft Dollars***

The Company conducts soft dollar arrangements with customers within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

i. Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the December 31, 2016 year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, are translated into United States dollar amounts on the transaction date.

j. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to New York City unincorporated business tax, which is generally included in other expenses within the statement of operations. Deferred income taxes arises from net operating loss carryforwards.

k. Receivable from/payable to customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

l. Receivable from/payable to members

The receivable from member/payable to members represents accounts held for Members.

m. Loans, advances, acceptances and letters of credit

The Company maintains a demand promissory note with a major financial institution whereby the Company may access funds, at the bank's sole discretion, on a fully collateralized basis. At December 31, 2016, the Company did not utilize the arrangement.

3. **Fair value measurements**

The Company's assets liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant and accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016:

Description	Total	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value				
Common shares	$ 23,162,452	$ 23,162,452	$ -	$ -
Preferred shares	206,977	206,977	-	-
Investments in money markets	51,000,000	51,000,000	-	-
Totals	$ 74,369,429	$ 74,369,429	$ -	$ -

Description	Total	Level 1	Level 2	Level 3
Liabilities				
Securities sold, not yet purchased, at fair value				
Common shares	$ 15,910,378	$ 15,910,378	$ -	$ -
Options sold short	3,500,657		3,500,657	-
Totals	$ 19,411,035	$ 15,910,378	$ 3,500,657	$ -

Other financial instruments are recorded by the Company at amounts which approximate fair value and include cash (Level 1); receivables from and payables to broker dealers and deposits clearing organizations (Level 2); receivables from and payables to customers and members (Level 2); fails to deliver and fails to receive (Level 2); and collateralized financing agreements (Level 2). These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. The Company's policy is to recognize

transfers in and transfers out as of the beginning of the period of the event or date of the change in circumstance that caused the change in level. There were no transfers into and out of each level of the fair value hierarchy during the year ended December 31, 2016.

4. Regulatory requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2016, the Company had net capital of approximately $51,700,000 which exceeded its requirement of $1,500,000 by approximately $50,200,000. As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2017, to comply with its December 31, 2016 requirements, the Company had deposits in the amount of approximately $30,250,000 segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirement by approximately $9,202,000.

As a clearing broker-dealer, the Company computes a reserve requirement for Proprietary Accounts of Brokers/Dealers ("PAB calculation", as defined.) As of January 3, 2017, to comply with its December 31, 2016 requirement, cash in the amount of approximately $100,000 has been segregated in a special reserve account for the exclusive benefit of PAB accounts exceeding actual requirements by approximately $75,000 in accordance with its PAB calculation.

5. Commitments

The Company is obligated under non-cancelable operating leases for office and other space expiring on various dates through July 2017. The leases contain provisions for escalation based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,	
2017	119,000
	$ 119,000

6. Off balance sheet risk and concentrations of credit risk

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral for loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitor required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company clears certain proprietary transactions through other broker-dealers. The amounts receivable from brokers include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers of approximately $30,250,000 and PAB accounts of approximately $100,000 are maintained in one bank. The Company does not consider itself to be at risk with respect to its cash deposits held at the bank.

7. Income taxes

At December 31, 2016, the Company has New York City net operating loss carryforwards ("NOLs") of approximately $26,000,000, which expire through 2030. The deferred tax asset from the Company's NOLs is approximately $1,040,000, a decrease of approximately $30,000 from the prior year. A valuation allowance for the full amount of the deferred tax asset has been established due to the uncertainty of future operating profits.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

8. Derivative financial instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: commodity price and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk should it's counterparties fail to meet the terms of their contracts. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures otherwise required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned and securities sold, not yet purchases, at fair value, categorized by primary underlying risk, at December 31, 2016.

Primary underlying risk	Derivative assets	Derivative liabilities
Equity price options	$ -	$ 3,500,656

	Long exposure		Short exposure	
Primary underlying risk	Notional amounts	Number of contracts	Notional amount	Number of contracts
Equity price options	$ -		$ 25,806,000	2

9. Collateralized Financing Transactions

Offsetting Assets and Liabilities

Substantially all securities borrowing and lending agreements are transacted under master securities lending agreements that give the Company the right to liquidate securities held and offset

receivables and payables with the same counterparty in the event of default by that counterparty. No offsetting of securities borrowing and lending has occurred in the statement of financial condition as there are no transactions with the same counterparty that have the same explicit maturity date.

The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition had the Company elected to offset;

	Gross Amounts of Assets/Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position	Securities Collateral	Exposure
Securities Borrowed	4,479,645,115	-	4,479,645,115	(4,413,350,220)	66,294,895
Securities Loaned	(4,471,368,928)	-	(4,471,368,928)	4,393,210,059	(78,158,869)

As of December 31, 2017 the fair value of securities received as collateral under securities borrowed transactions amounted to $4,413,358,220 of which the Company re-pledged 4,393,210,458 under securities loaned transactions.

The tables below represents securities loaned transactions by remaining term to maturity and class of collateral pledged as of December 31, 2016.

Class of Collateral Pledged & Maturity

	Overnight and continuous
Equity	4,394,518,518
Corporate Debt	76,850,410
	4,471,368,928

10. Subsequent Events

On January 3, 2017, the Company was acquired by Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC, which is a wholly owned subsidiary of The Toronto-Dominion Bank. TDH invested additional funds on that date to bring total Member's equity up to $200 million. On January 31, 2017, TDH invested an additional $300 million in the form of subordinated debt to bring total Member's equity and subordinated liabilities allowable as capital up to a total of $500 million.

Albert Fried & Company, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Total members' equity	$ 61,189,642
Less nonallowable assets	
Other assets	193,061
Other deductions	
Fail to delivers	19,870
Securities borrowed	2,434,413
	2,647,344
Net capital before haircuts	58,542,298
Haircuts	
Security positions	6,841,995
Net capital	$ 51,700,303
Aggregate debit items	$ 6,362,833
Computed minimum net capital required	
(2% of aggregate debit items)	$ 127,257
Minimum net capital required (under SEC Rule 15c3-1)	$ 1,500,000
Excess net capital ($51,700,303 - $1,500,000)	$ 50,200,303

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2016.

Albert Fried & Company, LLC

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

Credits:		
Customer credit balances	$	23,658,649
Customers' securities failed to receive		45,080
Other		3,516,816
Total 15c3-3 credits		27,220,545
Debits:		
Customer debit balances		1,278,392
Customer securities failed to deliver		224,962
Customers' securities borrowed		4,859,479
Aggregate debit items		6,362,833
Less 3% for alternative method		(190,885)
Total 15c3-3 debits		6,171,948
Excess of total credits over total debits	$	21,048,597
Amount held on deposit in "Reserve Bank Account", including the value of qualified securities on January 2, 2017	$	30,250,000

The above computations of reserve requirements pursuant to Rule 15c3-3 do not differ materially from the unaudited computation as of December 31, 2016 filed by the Company on Form X-17A-5 Part II.

Albert Fried & Company, LLC

Schedule IIb
Computation for Determination of PAB Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Total 15c3-3 PAB credit balances	$	25,000
Total 15c3-3 PAB debit balances		-
Excess of total credits over total debits	$	25,000
Amount held on deposit in "Reserve Bank Account", including the value of qualified securities on January 2, 2017	$	100,000

The above computations of reserve requirements pursuant to Rule 15c3-3 do not differ materially from the unaudited computation as of December 31, 2016 filed by the Company on Form X-17A-5 Part II.

Albert Fried & Company, LLC

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

1	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
	A. Number of items	-
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$ -
	A. Number of items	-

The above information relating to possession or control requirements pursuant to Rule 15c3-3 does not differ materially from the information filed by the Company on Form X-17A-5 Part II as of December 31, 2016.